EXHIBIT 99.1

NEWS RELEASE

For immediate release

Nexen Announces Redemption of Subordinated Notes

Calgary, Alberta, February 26, 2013 – Nexen Inc. (“Nexen” or the “Company”, TSX, NYSE: NXY) announced today that, in accordance with the terms of the indenture (the "Trust Indenture") governing Nexen's outstanding US$460 million aggregate principal amount of 7.35% Subordinated Notes due 2043 (the "Subordinated Notes"), Nexen has exercised its right to redeem all of the outstanding Subordinated Notes for a cash amount equal to $1,000 per $1,000 principal amount of Subordinated Notes, plus accrued and unpaid interest up to, but excluding, the redemption date. Nexen will complete the redemption of such Subordinated Notes on March 28, 2013 (the "Redemption Date"). Following the Redemption Date, holders of Subordinated Notes will have no further rights or entitlements under the Subordinated Notes or the Trust Indenture other than to receive the redemption price described above. Prior to the Redemption Date, Nexen will deposit with Deutsche Bank Trust Company Americas (the "Trustee"), the trustee under the Trust Indenture, funds sufficient to pay the total redemption amount payable to holders of redeemed Subordinated Notes.

A redemption notice will be sent to the registered holder of the Subordinated Notes today by the Trustee.

The Subordinated Notes are listed and traded on the TSX and NYSE under the symbols NXY.PR.U and NXY.PRB, respectively. Nexen intends to delist the Subordinated Notes from the TSX and NYSE as soon as possible following the Redemption Date.

About Nexen
Nexen Inc. is a wholly-owned subsidiary of CNOOC Limited. Nexen is focused on three growth strategies: oil sands and shale gas in western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico.

For investor relations inquiries, please contact: Janet Craig Vice President, Investor Relations (403) 699-4230	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements
Certain statements in this Release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “will”, “intends”, “expect”, “should” or other similar words. More particularly and without limitation, this Release contains forward-looking statements and information concerning the redemption of the Subordinated Notes and the delisting of the Subordinated Notes from the TSX and the NYSE.

In respect of the forward-looking statements and information concerning the redemption of the Subordinated Notes and the delisting of the Subordinated Notes from the TSX and NYSE, Nexen has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time necessary, and the ability of Nexen to complete the redemption of the Subordinated Notes and the delisting of the Subordinated Notes from the TSX and the NYSE. The date of delisting may be delayed or changed for a number of reasons. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Release concerning these times.

Nexen undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.